Exhibit 2

CEMEX, S.A.B. DE C.V.

Separate Financial Statements

December 31, 2020, 2019 and 2018

(With Independent Auditor’s Report Thereon)

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Operations

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2020	2019	2018
Revenues	3.13, 4	$59,610	56,087	64,705
Cost of sales	3.14	(28,101)	(26,054)	(27,592)

Gross profit		31,509	30,033	37,113
Operating expenses	3.14, 5	(19,024)	(20,360)	(21,619)

Operating earnings before other (expenses) income, net		12,485	9,673	15,494
Other (expenses) income, net	6	(714)	(953)	38

Operating earnings		11,771	8,720	15,532
Financial expense	17	(14,230)	(12,859)	(15,537)
Financial income and other items, net	7.2	3,766	3,171	4,348
Foreign exchange results		(3,904)	605	2,850
Share of profit of equity accounted investees	13	(29,748)	3,846	2,915

Net income (loss) before income tax		(32,345)	3,483	10,108
Income tax	19	(217)	(571)	134

NET INCOME (LOSS)		$(32,562)	2,912	10,242

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Comprehensive Income (Loss)

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2020	2019	2018
NET INCOME (LOSS)		$(32,562)	2,912	10,242
Items that will be reclassified subsequently to the statement of operations
Derivative financial instruments designated as cash flow hedges	17.4	(170)	(503)	(364)
Items that will not be reclassified subsequently to the statement of operations
Currency translation effects	3.3	17,547	(6,748)	1,753
Derivative financial instruments designated as net investment hedge	17.4	1,045	(2,438)	(1,157)
Income tax recognized directly in other comprehensive income	19.2	(261)	703	381

Total items of other comprehensive income for the period		18,161	(8,986)	613

TOTAL COMPREHENSIVE INCOME (LOSS)		$(14,401)	(6,074)	10,855

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Financial Position

(Millions of Mexican pesos)

		December 31,
	Notes	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	$5,809	4,680
Trade accounts receivable, net	9	4,189	3,866
Other accounts receivable	10	1,147	1,093
Inventories	11	3,774	3,471
Accounts receivable from related parties	18.1	950	973
Other current assets	12	376	341

Total current assets		16,245	14,424

NON-CURRENT ASSETS
Equity accounted investees	13.2	350,498	361,399
Other investments and non-current accounts receivable	14	2,355	1,871
Accounts receivable from related-parties long term	18.1	23	5
Property, machinery and equipment, net and assets for the right-of-use, net	15	50,131	50,363

Total non-current assets		403,007	413,638

TOTAL ASSETS		$419,252	428,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	17.1	$1,196	917
Other financial obligations	17.2	2,830	12,488
Trade payables		10,810	9,036
Current accounts payable to related parties	18.1	56,768	66,715
Other current liabilities	16	6,378	6,179

Total current liabilities		77,982	95,335

NON-CURRENT LIABILITIES
Non-current debt	17.1	172,037	147,467
Other financial obligations	17.2	2,273	2,599
Non-current accounts payable to related parties	18.1	44	33
Tax payable and other non-current liabilities	19.1	6,312	6,292

Total non-current liabilities		180,666	156,391

TOTAL LIABILITIES		258,648	251,726

STOCKHOLDERS’ EQUITY
Common stock and additional paid-in capital	20.1	107,467	146,097
Other equity reserves	3.12	19,355	1,534
Retained earnings	20.2	33,782	28,705

TOTAL STOCKHOLDERS’ EQUITY		160,604	176,336

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$419,252	428,062

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2020	2019	2018
OPERATING ACTIVITIES
Net income		$(32,562)	2,912	10,242
Non-cash items:
Depreciation of property, machinery and equipment	5, 15	2,397	4,086	2,233
Share of profit of equity accounted investees	13	29,748	(3,846)	(2,915)
Financial items, net		14,368	9,083	8,339
Income taxes	19.1	217	571	(134)
Results from the sale of assets	6	6	(100)	(36)
Changes in working capital, excluding income taxes		(14,188)	7,198	15,398

Cash flow (used in) provided by operating activities		(14)	19,904	33,127
Financial expense paid		(12,219)	(11,713)	(12,152)
Income taxes paid	19.1	(435)	(595)	(989)

Net cash flows (used in) provided by operating activities		(12,668)	7,596	19,986

INVESTING ACTIVITIES
Equity accounted investees	13	9,172	(4,612)	(374)
Disposal of equity accounted investees	13	—	—	11
Purchase of property, machinery and equipment	15	(2,045)	(410)	106

Net cash flows provided by (used in) investing activities		7,127	(5,022)	(257)

FINANCING ACTIVITIES
Dividends paid	20.1	—	(2,864)	—
Non-current related parties, net	18.1	(35)	(2,165)	(2,217)
Derivative financial instruments	17.4	270	(1,084)	392
Proceeds from new debt instruments	17.1	138,921	61,649	47,633
Debt repayments	17.1	(119,600)	(52,061)	(56,518)
Other financial obligations, net	17.2	(10,738)	(789)	(7,041)
Shares repurchase program	20.1	(1,894)	(989)	(1,520)
Securitization of trade accounts receivable	17.2	20	—	128
Other financial expenses paid in cash	17.1	(274)	(261)	(583)

Net cash flows provided by (used in) financing activities		6,670	1,436	(19,726)

Increase in cash and cash equivalents		1,129	4,010	3
Cash and cash equivalents at beginning of period		4,680	670	667

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$5,809	4,680	670

Changes in working capital, excluding income taxes:
Trade accounts receivable, net	9	$(323)	115	12
Other accounts receivable	10	(54)	(18)	267
Inventories	11	(303)	712	(695)
Current related parties, net	18.1	(15,481)	5,232	15,208
Trade payables		1,774	388	1,211
Other current liabilities	16	199	769	(605)

Changes in working capital, excluding income taxes		$(14,188)	7,198	15,398

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Notes	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total stockholders’ equity
Balance as of December 31, 2017		$4,171	140,483	13,859	18,873	177,386
Effects from adoption of IFRS 9		—	—	—	(411)	(411)
Comprehensive income, net		—	—	613	10,242	10,855
Share–based compensation	20.1	—	668	(668)	—	—
Own shares purchased under share repurchase program	20.1	—	—	(1,520)	—	(1,520)

Balance as of December 31, 2018		$4,171	141,151	12,284	28,704	186,310
Comprehensive income (loss), net		—	—	(8,986)	2,912	(6,074)
Dividends	20.1	—	—	—	(2,911)	(2,911)
Effects of early conversion of convertible subordinated notes		2	1,969	(1,971)	—	—
Share–based compensation	20.1	—	324	(324)	—	—
Own shares purchased under share repurchase program	20.1	(1)	(1,519)	531	—	(989)

Balance as of December 31, 2019		$4,172	141,925	1,534	28,705	176,336
Comprehensive income (loss), net		—	—	18,161	(32,562)	(14,401)
Restitution of retained earnings	20.1	—	(37,639)	—	37,639	—
Share–based compensation	20.1	—	—	563	—	563
Own shares purchased under share repurchase program	20.1	(5)	(986)	(903)	—	(1,894)

Balance as of December 31, 2020		$4,167	103,300	19,355	33,782	160,604

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, CEMEX, S.A.B. de C.V. performs substantially all business and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 3, 2021 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for authorization to the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 25, 2021.

2)	RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of the novel spread of the Coronavirus SARS-CoV-2 that produces the disease called COVID-19 as a pandemic (the “COVID-19 Pandemic”). At different points in time since the outbreak of the COVID-19 Pandemic, according to and in compliance with the containment measures enacted and implemented by local governments, certain subsidiaries of CEMEX, S.A.B. de C.V.’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have operated with reduced volumes and, in some cases, have temporarily halted operations considering the effects of the COVID-19 Pandemic. This situation has had the following implications for the Company’s: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which the Company and its businesses depend; (v) reduced investor confidence and consumer spending in the countries where the Company operates; as well as (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally.

From the beginning of the COVID-19 Pandemic and attending official dispositions, CEMEX, S.A.B. de C.V. has implemented strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. CEMEX, S.A.B. de C.V.’s operations have been affected to different degrees. In addition, CEMEX, S.A.B. de C.V. has identified incremental costs and expenses associated with implementing and maintaining the measures of $602 (note 6).

In Mexico, where CEMEX, S.A.B. de C.V. carries out substantially all businesses and operational activities, in accordance with technical guidelines set by the Mexican government, CEMEX, S.A.B. de C.V. had initially announced on April 6, 2020, that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020. Moreover, on April 7, 2020, CEMEX, S.A.B. de C.V. announced that the Company was permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the government during the COVID-19 Pandemic. In addition, beginning on May 14, 2020 the reopening of social, educational and economic activities were allowed, therefore, companies dedicated to construction and mining industry activities were able to resume full operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and continue to be considered, essential activities during the current COVID-19 Pandemic health emergency in Mexico. No additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations.

A recent World Economic Outlook report published by the International Monetary Fund, states that the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. Even if the most severe restrictive measures have been lifted, CEMEX, S.A.B. de C.V. considers nonetheless that the construction activity across most of the markets in which it operates will continue to be adversely affected during some time, before returning to pre-COVID-19 Pandemic levels. The degree to which the COVID-19 Pandemic continues to affect the CEMEX, S.A.B. de C.V.’s liquidity, financial condition and results of operations will depend on future developments, some of which are highly uncertain and cannot be predicted, including, but not limited to, the duration and continued spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and to how fast and to which extent the economic and operational conditions can return, within a new normality with limited activities, until medicines, vaccines and other treatments against the virus are authorized, produced, distributed and accessible to the general public, and also to a degree, how much of the world’s population is willing to receive the vaccines.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

COVID-19 Pandemic - Continued

CEMEX, S.A.B. de C.V. considers that, if the duration of the COVID-19 Pandemic is extended and/or its negative impacts return or are extended, as applicable, there could be significant negative effects or significant negative effects could be repeated in the future, mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable; (ii) impairment of long-lived assets; (iii) foreign exchange losses related to CEMEX, S.A.B. DE C.V.’s obligations denominated in foreign currency; (iv) new disruptions in the supply chains; and (v) liquidity risks to meet the Company’s short-term operational and financial obligations. The most relevant aspects regarding the potential negative effects mentioned above as of the date of approval of these financial statements as of December 31, 2020 are disclosed in the explanatory notes.

CEMEX, S.A.B. de C.V. dealt with liquidity risks during the deepest phase of suspension of activities within the COVID-19 Pandemic, maintaining sufficient cash, to the extent possible, by means of obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX, S.A.B. de C.V. issued notes, negotiated new loans and borrowed from its committed lines of credit a total of US$3,278, of which, as of December 31, 2020 an aggregate of US$2,820 had been repaid. In addition, CEMEX, S.A.B. de C.V. suspended its share repurchase program and did not pay dividends during 2020. The Company projects it will continue to generate sufficient cash flows from operations, which would enable the Company to meet its current obligations. Moreover, as of December 31, 2020, CEMEX, S.A.B. de C.V. has US$1,121 available on its committed revolving line of credit (note 17.1).

In other measures, beginning on April 8, 2020 and for the rest of 2020: a) all capital expenditures not associated with the management of the COVID-19 Pandemic were suspended; b) operating expenses were incurred strictly according to CEMEX, S.A.B. de C.V.’s markets evolution and demand; c) CEMEX, S.A.B. de C.V. produced, to the extent permitted by quarantine measures, only the volume of products that markets demanded; and d) all corporate and global network activities not related to managing the COVID-19 Pandemic crisis and basic operations were suspended.

3)	SIGNIFICANT ACCOUNTING POLICIES

3.1)	BASIS OF PRESENTATION AND DISCLOSURE

CEMEX, S.A.B. de C.V.’s financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Separate financial statements

The parent company-only financial statements of CEMEX, S.A.B. de C.V. presented herein constitute the separate financial statements of a parent company as defined by International Accounting Standard 27 - Separate Financial Statements (“IAS 27”). Separate Financial Statements reflect the Parent Company’s unconsolidated financial position, financial performance and cash flows as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.

Presentation currency and definition of terms

During the reported periods, the presentation currency of the financial statements was the Mexican peso. When reference is made to pesos or “$” it means Mexican pesos, except when specific reference is made to a different currency. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2020 and 2019, translations of pesos into dollars and dollars into pesos, were determined for statement of financial position amounts using the closing exchange rate of $19.89 and $18.92, respectively, and for statements of operations amounts, using the average exchange rates of $21.58, $19.35 and $19.26 pesos per dollar for 2020, 2019 and 2018, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

Statements of operations

CEMEX, S.A.B de C.V. includes the line item titled “Operating earnings before other (expenses) income, net” considering that it is a relevant operating measure for CEMEX, S.A.B de C.V.’s management. The line item “Other (expenses) income, net” consists primarily of revenues and expenses not directly related to CEMEX, S.A.B de C.V.’s primary activities, including impairment losses of long-lived assets, gains or losses on disposal of assets, among others (note 6). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other (expenses) income, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

Considering that it is an indicator of CEMEX, S.A.B de C.V.’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of note 17.1, CEMEX, S.A.B de C.V. presents “Operating EBITDA” (operating earnings before other (expenses) income, net, plus depreciation and amortization). This is not an indicator of CEMEX, S.A.B de C.V.’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX, S.A.B de C.V.’s management for decision-making purposes.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Statements of cash flows

During 2019, except for the cash and cash equivalents received and disclosed in the statements of cash flows, the effects of the corporate reorganization as described in note 13.1, did not represent sources or uses of cash in the operating, investing or financing activities. In addition, the statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•	In 2020, 2019 and 2018, the increases in other financing obligations in connection with lease contracts negotiated during those years for $515, $576 and $740, respectively (note 17.2);

•	In connection with the CPOs issued as part of the executive share-based compensation programs, the total increases in equity of $577 in 2020, $324 in 2019 and $668 in 2018; (note 20.1); and

Investing activities:

•

In 2020, 2019 and 2018, in connection with the leases negotiated during the year, the decreases in assets for the right-of-use related to lease contracts for $904 (US$45), $7,344 (US$338) and $1,516 (US$77), respectively (note 15.2).

Newly issued IFRS adopted in the reported periods

There were new standards, interpretations and standard amendments adopted as of January 1, 2020 and 2019 prospectively, that did not result in any material impact on CEMEX, S.A.B. de C.V.´s results or financial position, and which are explained as follows:

Standard	Main topic

IFRIC 23, Uncertainty over income tax treatments (note 19.1)	Based on IFRIC 23, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position probability is considered individually, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations.

Amendments to IFRS 16, Leases, COVID-19-related rent concessions	Beginning on or after June 1, 2020, the amendment provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

Amendments to IFRS 3, Business combinations	The amendments definition of a business requires that an acquisition include an input and a substantive process that together contribute significantly to the ability to create outputs. The definition of the term “outlets” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs and other economic benefits. The modifications are likely to result in more acquisitions being accounted for as asset acquisitions.

Amendments to IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	The amendments use a coherent definition of materiality throughout the International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 on non-material information.

Amendments to IFRS 9, IAS 39 and IFRS 7 – The Reform of the Reference Interest Rates	The amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief to continue applying hedge accounting during the period of uncertainty before its replacement by an alternate quasi risk-free rate.

3.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value. Significant judgment is required by management to appropriately assess the amounts of these concepts.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

3.3)	FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 3.12) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars and then to pesos at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statement of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 3.12) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for statement of operations accounts for the primary functional currencies to the Mexican peso as of December 31, 2020, 2019 and 2018, were as follows:

	2020		2019		2018
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	19.89	21.58	18.92	19.35	19.65	19.26
Euros	24.3065	24.6985	21.2179	21.6417	22.5169	22.7036
British Pound Sterling	27.1981	27.8121	25.0596	24.7084	25.0557	25.6059

3.4)	CASH AND CASH EQUIVALENTS (note 8)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the statement of operations as part of “Financial income and other items, net.”

To the extent that any restriction will be lifted in less than three months from the statement of financial position reporting date, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, when applicable, comprised of deposits in margin accounts that guarantee certain of CEMEX, S.A.B de C.V.’s obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX, S.A.B de C.V. has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate.

3.5)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

The financial assets that meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows, and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are classified as “Held to collect” and measured at amortized cost. Amortized cost represents the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 3.4 and 8).

•

Trade receivables, other current accounts receivable and other current assets (notes 9, 10 and 12). Due to their short-term nature, CEMEX, S.A.B de C.V. initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Classification and measurement of financial instruments - Continued

•

Trade receivables sold under securitization programs, in which certain residual interest and continued involvement in the trade receivables sold is maintained in the case of failure to collect, do not qualify for derecognition and are maintained in the statement of financial position (notes 9 and 17.2).

•

Investments and non-current accounts receivable (note 14). Subsequent changes in effects from amortized cost are recognized in statement of operations as part of “Financial income and other items, net”.

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (notes 3.12 and 14). CEMEX, S.A.B de C.V. does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the statement of operations as part of “Financial income and other items, net,” (notes 7.2 and 14).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 17.1 and 17.2). Interest accrued on financial instruments is recognized within “Other current liabilities” against financial expense. During the reported periods, CEMEX, S.A.B de C.V. did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the statement of operations within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (notes 7.2 and 17.4).

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the statement of operations as incurred.

Leases (notes 3.8, 15 and 17.2)

At the inception of a lease contract, CEMEX, S.A.B de C.V. assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. CEMEX, S.A.B de C.V. uses the definition of a lease in IFRS 16 to assess whether a contract conveys the right to control the use of an identified asset.

Based on IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX, S.A.B de C.V.’s incremental borrowing rate. CEMEX, S.A.B de C.V. determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

CEMEX, S.A.B de C.V. does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Financial expense” line item in the statement of operations.

At commencement date or upon modification of a contract that contains a lease component, CEMEX, S.A.B de C.V. allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX, S.A.B de C.V. applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the statement of operations over the lease term. CEMEX, S.A.B de C.V. defined the lease contracts related to office and computer equipment as low-value assets.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Leases - Continued

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Parent Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

Financial instruments with components of both liabilities and equity (note 17.2)

Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 17.2). When the transaction is denominated in a currency other than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value through the statement of operations.

Hedging instruments (note 17.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.4). The accounting categories of hedging instruments are: a) cash flow hedge, b) fair value hedge of an asset or forecasted transaction, and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation gains and losses within other equity reserves (note 3.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX, S.A.B de C.V. did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX, S.A.B de C.V. believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Embedded derivative financial instruments

CEMEX, S.A.B de C.V. reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests

Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2020 and 2019, CEMEX, S.A.B de C.V. did not have written put options.

Fair value measurements (note 17.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX, S.A.B de C.V. can access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Fair value measurements - Continued

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX, S.A.B de C.V. determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX, S.A.B de C.V. used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

3.6)	INVENTORIES (note 11)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX, S.A.B de C.V. analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

3.7)	EQUITY ACCOUNTED INVESTEES (note 13.2)

Investments in controlled entities and in entities over which CEMEX, S.A.B. de C.V. exercises significant influence, which are not classified as available for sale, are measured using the equity method.

3.8)	PROPERTY, MACHINERY AND EQUIPMENT AND RIGHT OF USE (note 15)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property, machinery and equipment is recognized as part of cost and operating expenses (note 5) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2020, the average useful lives by category of property, machinery and equipment, which are reviewed at each reporting date and adjusted if appropriate, were as follows:

Years
Administrative and industrial buildings	68
Machinery and equipment in plant	25
Ready-mix trucks and motor vehicles	10
Office equipment and other assets	5

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlaying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX, S.A.B de C.V. by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX, S.A.B de C.V. will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, machinery and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

CEMEX, S.A.B de C.V. capitalizes, as part of the related cost of property, machinery and equipment, interest expense from existing debt during the construction or installation period of significant property, machinery and equipment, considering CEMEX, S.A.B de C.V.’s corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other non-current accounts receivable.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

3.9)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 14 and 15)

Property, machinery and equipment, assets for the right-of-use and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX, S.A.B de C.V.’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the statement of operations for the period within “Other (expenses) income, net” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX, S.A.B. DE C.V. determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX, S.A.B. DE C.V. considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX, S.A.B. DE C.V. validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Equity accounted investees

Equity accounted investees are tested for impairment when required due to significant adverse changes, by determining the recoverable amount of such investment, which consists of the higher of the investment in subsidiaries and associates’ fair value, less cost to sell and value in use, represented by the discounted amount of estimated future cash flows to be generated to which those net assets relate. CEMEX, S.A.B. de C.V. initially determines its discounted cash flows over periods of 5 to 10 years, depending on the economic cycle. If the value in use of the equity accounted investees is lower than its corresponding carrying amount, the Parent Company determines the fair value of its investment using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other (expenses) income, net”, if the recoverable amount is lower than the net book value of the investment.

3.10)	PROVISIONS (note 16)

CEMEX, S.A.B de C.V. recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Parent Company. As of December 31, 2020 and 2019, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX, S.A.B de C.V.’s other current and non-current liabilities and provisions are detailed in note 22.

Considering guidance under IFRS, CEMEX, S.A.B de C.V. recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Contingencies and commitments (notes 21 and 22)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. CEMEX, S.A.B. de C.V. recognizes contingent revenues, income or assets only when their realization is virtually certain.

3.11)	INCOME TAXES (note 19)

The effects reflected in the statement of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable, reflecting uncertainty in income tax treatments, if any. Deferred income taxes represent the addition of the amounts determined by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX, S.A.B. de C.V. expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Income Taxes - Continued

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX, S.A.B de C.V. believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX, S.A.B de C.V. would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX, S.A.B de C.V. would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX, S.A.B de C.V. takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX, S.A.B de C.V. analyzes its actual results versus the Parent Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX, S.A.B de C.V.’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX, S.A.B de C.V.’s statement of operations for such period.

Based on IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”), the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position probability is considered individually, regardless of its relationship to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX, S.A.B de C.V. is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the statements of operations.

The effective income tax rate is determined dividing the line item “Income tax” by the line item “Net income before income tax.” This effective tax rate is further reconciled to CEMEX, S.A.B. de C.V.’s statutory tax rate applicable in Mexico (note 19).

3.12)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 20.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 3.5);

•	Changes in fair value of other investments in strategic securities (note 3.5); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (note 17.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 20.2)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

3.13)	REVENUE RECOGNITION (note 4)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX, S.A.B. de C.V. acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX, S.A.B. de C.V. assumes ownership risks on the goods purchased, not acting as agent or broker.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Revenue recognition - Continued

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX, S.A.B. de C.V. applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate.

3.14)	COST OF SALES AND OPERATING EXPENSES (note 5)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX, S.A.B de C.V.’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Parent Company’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

3.15)	CONCENTRATION OF BUSINESS AND CREDIT

CEMEX, S.A.B de C.V. sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX, S.A.B de C.V. operates. As of and for the years ended December 31, 2020, 2019 and 2018, no single customer individually accounted for a significant portion of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

3.16)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis by the Parent Company’s management and expected to be adopted on their specific effective dates. The Parent Company’s management has preliminarily determined that these amendments and new IFRS, summarized as follows, will have no significant effect on the Parent Company’s financial position or operating results:

Standard	Main topic	Effective date

Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarifies the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts – Cost of Fulfilling a Contract	Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.	January 1, 2022

Amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use	Clarifies the prohibition of deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.	January 1, 2022

Annual improvements to IFRS (2018-2020 cycle): IFRS 9, Financial Instruments – Fees in the‘10 per cent’ Test for Derecognition of Financial Liabilities	The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.	January 1, 2022

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023

IFRS 17, Insurance contracts	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

4)	REVENUES

CEMEX, S.A.B. de C.V.’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. CEMEX, S.A.B. de C.V. grants credit for terms ranging from 15 to 90 days depending on the type and risk profile of each customer. For the years ended December 31, 2020, 2019 and 2018, revenues are as follows:

	2020	2019	2018
From the sale of goods with CEMEX, S.A.B. de C.V.’s principal activities	$58,572	54,498	62,444
From the sale of other goods and services	266	758	1,415

	$58,838	55,256	63,859

In addition to revenues from sales, distribution and services related to the construction, the revenues from Parent Company-only activities as of December 31, 2020, 2019 and 2018, consisted of the following:

	2020	2019	2018
Rental income	$61	103	72
License fees and administrative services	711	728	774

	$772	831	846

Under IFRS 15, certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price being allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the statement of operations during the period in which the incentive is exercised by the customer or until it expires.

For the years ended December 31, 2020, 2019 and 2018 changes in the balance of contract liabilities with customers are as follows:

	2020	2019	2018
Opening balance of contract liabilities with customers	$292	266	218
Increase during the period for new transactions	918	459	424
Decrease during the period for exercise or expiration of incentives	(851)	(433)	(376)

Closing balance of contract liabilities with customers	$359	292	266

For the years 2020, 2019 and 2018, CEMEX, S.A.B. de C.V. did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers.

5)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

CEMEX, S.A.B. de C.V.’s operating expenses during 2020, 2019 and 2018 by function were as follows:

	2020	2019	2018
Administrative expenses	$8,397	10,277	11,942
Selling expenses	1,747	1,896	882
Distribution and logistics expenses	8,880	8,187	8,795

	$19,024	20,360	21,619

Depreciation and amortization expense recognized during 2020, 2019 and 2018 are detailed as follows:

	2020	2019	2018
Depreciation and amortization expense included in cost of sales	$2,065	3,273	2,207
Depreciation and amortization expense included in operating expenses	332	813	26

	$2,397	4,086	2,233

6)	OTHER (EXPENSES) INCOME, NET

The detail of the line item “Other (expenses) income, net” in 2020, 2019 and 2018 was as follows:

	2020	2019	2018
Results from the sale of assets, net	$(6)	100	36
Incremental costs and expenses related to the COVID-19 Pandemic (note 2)	(602)	—	—
Miscellaneous fees and others	(106)	(1,053)	2

	$(714)	(953)	38

For the year ended December 31, 2019, the miscellaneous fees and others corresponded principally to the cost associated to the corporate reorganization (note 13.1).

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

7)	FINANCIAL ITEMS

7.1)	FINANCIAL EXPENSE

Financial expense in 2020, 2019 and 2018 includes $219, $980 and $942 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2). The decrease in the financial expense related to lease contracts, mainly was due to the corporate reorganization, where CEMEX, S.A.B. de C.V. merged and absorbed CEMEX México, S.A. de C.V. and Empresas Tolteca de México S.A. de C.V., among other Mexican subsidiaries described in note 13.1.

7.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

For the years ended December 31, 2020, 2019 and 2018, the detail of “Financial income and other items, net” was as follows:

	2020	2019	2018
Results on the sale of associates and remeasurement of previously held interest before change in control of associates (note 13.2)	$—	—	(25)
Financial income	4,121	2,946	3,575
Results from financial instruments, net (notes 14 and 17.4)	(355)	225	798

	$3,766	3,171	4,348

8)	CASH AND CASH EQUIVALENTS

As of December 31, 2020 and 2019, cash and cash equivalents include cash and bank accounts of $5,809 and $4,680, respectively.

9)	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2020 and 2019, trade accounts receivable, net consisted of:

	2020	2019
Trade accounts receivable	$4,621	4,185
Allowances for expected credit losses	(432)	(319)

	$4,189	3,866

As of December 31, 2020 and 2019, trade accounts receivable include receivables of $2,216 (US$111) and $2,066 (US$109), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, in which CEMEX, S.A.B. de C.V., effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX, S.A.B. de C.V., retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the amounts funded to CEMEX, S.A.B. de C.V., of $1,782 in 2020 and $1,762 in 2019, were recognized within the line item “Other financial obligations”. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $133 (US$7) in 2020, $181 (US$10) in 2019 and $168 (US$9) in 2018. CEMEX, S.A.B. de C.V.’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful are determined and recognized upon origination of the trade accounts receivable based on an expected credit loss (“ECL”). For the years ended as of December 31, 2020, 2019 and 2018, the expense related to the allowances on accounts receivable was $143, $20 and $35, respectively, which was recognized as part of operating expense.

Under this ECL model, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable.

Changes for the expected credit losses in 2020, 2019 and 2018, were as follows:

	2020	2019	2018
Allowances for expected credit losses at beginning of period	$319	317	256
Adoption effects of IFRS 9 charged to retained earnings (note 3.1)	—	—	111
Corporate reorganization (note 13.1)	—	17	—
Charged to selling expenses	143	20	35
Deductions	(30)	(35)	(85)

Allowances for expected credit losses at end of period	$432	319	317

As of December 31, 2020, in relation to the COVID-19 Pandemic (note 2) and the potential increase in expected credit losses on trade accounts receivable because of the negative economic effects associated with the COVID-19 Pandemic, CEMEX, S.A.B. de C.V. maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, CEMEX, S.A.B. de C.V. considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

10)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, the caption other accounts receivable, included the following:

	2020	2019
Other refundable taxes	$526	495
Derivative financial instruments (note 17.4)	137	22
Non-trade accounts receivable [1]	484	576

	$1,147	1,093

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

11)	INVENTORIES

As of December 31, 2020 and 2019, the balances of inventories was summarized as follows:

	2020	2019
Finished goods	$851	746
Materials and spare parts	1,274	1,343
Raw materials	568	569
Work-in-process	667	672
Inventory in transit	414	141

	$3,774	3,471

For the years ended December 31, 2020 and 2019, CEMEX, S.A.B. de C.V., recognized in the statement of operations, inventory obsolescence of $37 and $28, respectively.

12)	OTHER CURRENT ASSETS

As of December 31, 2020 and 2019, other current assets consisted of:

	2020	2019
Advance payments	$199	161
Investment available for sale	177	180

	$376	341

13)	CORPORATE REORGANIZATION AND EQUITY ACCOUNTED INVESTEES

13.1)	CORPORATE REORGANIZATION

Effective among the participants beginning December 1, 2019, the corporate reorganization approved on November 13, 2019 was formalized, by means of which, CEMEX, S.A.B. de C.V. merged and absorbed CEMEX México, S.A. de C.V. and Empresas Tolteca de México S.A. de C.V., among other Mexican subsidiaries merged by the Parent Company as part of the aforementioned reorganization. The merge of CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. was registered in the Public Registry of Commerce in Monterrey on December 12, 2019 and November 26, 2019, respectively, and both will be effective with third-parties three months after such applicable date.

The most important accounting effects in the CEMEX, S.A.B. de C.V.’s financial statements due to the corporate reorganization were as follows:

2019
Total assets	$94,336
Total liabilities	36,630
Revenues	34
Operating earnings	4
Net loss	$(4)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

13.2)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2020 and 2019 equity accounted investees, considering prospectively effects from the corporate reorganization described in note 13.1, include the following:

	Activity	Country	%	2020	2019
CEMEX Trademarks Holding Ltd.	Holding	Switzerland	99.6	$97,171	102,078
CEMEX Operaciones México, S.A. de C.V.[1]	Administrative services	Mexico	99.9	229,556	234,419
CAMCEM , S.A. de C.V.	Cement	Mexico	40.1	4,859	4,225
Other companies	—	—	—	18,912	20,677

				$350,498	361,399

Out of which:
Book value				$467,789	476,954
Changes in stockholders’ equity				$(117,291)	(115,555)

1	During August 2019, CEMEX Operaciones México, S.A. de C.V. merged and absorbed CEMEX Central, S.A. de C.V.

On January 13, 2020, CEMEX Internacional, S.A. de C.V., one of CEMEX, S.A.B. de C.V.’s subsidiaries, decreed to grant dividends to its shareholders for an amount of $2,670 to be distributed among the 187.25 million shares, corresponding to a dividend of $14.25901 pesos per share. CEMEX, S.A.B. de C.V. owns 99.99% of the shares of CEMEX Internacional, S.A. de C.V. In addition, CEMEX, S.A.B. de C.V. received on December 21, 2020, a dividend of $6,494 from its subsidiary CEMEX Operaciones México, S.A. de C.V.

The combined condensed financial information presented below, refers only to CAMCEM and other minor equity accounted investees in which CEMEX, S.A.B. de C.V., possess significant influence.

Combined condensed statement of financial position information of CEMEX, S.A.B. de C.V.’s equity accounted investees as of December 31, 2020 and 2019 is set forth below:

	2020	2019
Current assets	$16,743	13,110
Non-current assets	26,108	27,330

Total assets	42,851	40,440

Current liabilities	5,936	3,884
Non-current liabilities	13,349	15,517

Total liabilities	19,285	19,401

Total net assets	$23,566	21,039

Combined selected information of the statement of operations of CEMEX, S.A.B. de C.V.’s equity accounted investees in 2020, 2019 and 2018 is set forth below:

	2020	2019	2018
Sales	$20,297	16,900	16,967
Operating earnings	4,537	3,091	3,215
Income before income tax	2,077	1,488	972
Net income	1,401	1,004	559

14)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, other investments and non-current accounts receivable included the following:

	2020	2019
Investments at fair value with changes recognized through the statement of operations	$43	99
Non-current portion of valuation of derivative financial instruments (note 17.4)	65	22
Investments in strategic equity securities [1]	371	183
Extraction rights	109	109
Other non-current investments [2]	1,767	1,458

	$2,355	1,871

1

This line item refers primarily to a strategic investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized at fair value through other comprehensive income, until its disposal.

2	This line item refers primarily to investments in Emission Allowances (“EUAs”). This investment is recognized at acquisition cost.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2020	2019
Property, machinery and equipment, net	$46,271	46,321
Assets for the right-of-use, net	3,860	4,042

	$50,131	50,363

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2020 and 2019, the property, machinery and equipment, net balances and changes for the period for such caption, are as following:

	2020
	Land and quarries	Building	Machinery and equipment	Investments in progress	Total
Cost at beginning of period	$14,808	7,995	33,898	8,011	64,712
Accumulated depreciation	(920)	(2,443)	(15,028)	—	(18,391)

Net book value at beginning of period	13,888	5,552	18,870	8,011	46,321
Capital expenditures	60	97	1,087	2,444	3,688
Disposals	—	(1)	(724)	(918)	(1,643)
Depreciation and depletion for the period	(130)	(313)	(1,548)	—	(1,991)
Foreign currency translation effects	(83)	(21)	—	—	(104)

Cost at end of period	14,785	8,070	34,261	9,537	66,653
Accumulated depreciation	(1,050)	(2,756)	(16,576)	—	(20,382)

Net book value at end of period	$13,735	5,314	17,685	9,537	46,271

	2019
	Land and quarries	Building	Machinery and equipment	Investments in progress	Total
Cost at beginning of period	$3,118	685	1,189	24	5,016
Accumulated depreciation	—	(409)	(1,008)	—	(1,417)

Net book value at beginning of period	3,118	276	181	24	3,599
Capital expenditures	—	6	442	599	1,047
Corporate reorganization (note 13.1)	11,943	7,362	32,545	7,747	59,597
Depreciation and depletion from corporate reorganization	(909)	(2,003)	(12,795)	—	(15,707)
Disposals	—	—	(278)	(359)	(637)
Depreciation for the period	(11)	(31)	(1,225)	—	(1,267)
Foreign currency translation effects	(253)	(58)	—	—	(311)

Cost at end of period	14,808	7,995	33,898	8,011	64,712
Accumulated depreciation	(920)	(2,443)	(15,028)	—	(18,391)

Net book value at end of period	$13,888	5,552	18,870	8,011	46,321

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, consolidated assets for the right-of-use, net and the changes in this caption during 2020 and 2019, were as follows:

	2020
	Land and quarries	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$617	1,682	4,765	—	7,064
Accumulated depreciation and depletion	(27)	(766)	(2,229)	—	(3,022)

Net book value at beginning of period	590	916	2,536	—	4,042
Additions	12	92	556	63	723
Cancellations and remeasurements	(6)	(40)	(453)	—	(499)
Depreciation and depletion for the period	(4)	(104)	(285)	(13)	(406)

Assets for the right-of-use at end of period	623	1,734	4,868	63	7,288
Accumulated depreciation and depletion	(31)	(870)	(2,514)	(13)	(3,428)

Net book value at end of period	$592	864	2,354	50	3,860

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Assets for the right-of-use, net - Continued

	2019
	Land and quarries	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$—	—	21,038	—	21,038
Accumulated depreciation and depletion	—	—	(9,713)	—	(9,713)

Net book value at beginning of period	—	—	11,325	—	11,325
Additions	24	80	1,775	—	1,879
Cancellations and remeasurements	—	(17)	(412)	—	(429)
Corporate reorganization – Cost	593	1,619	(17,636)	—	(15,424)
Corporate reorganization – Depreciation and depletion of the period	(8)	(710)	10,228	—	9,510
Depreciation and depletion for the period	(19)	(56)	(2,744)	—	(2,819)

Assets for the right-of-use at end of period	617	1,682	4,765	—	7,064
Accumulated depreciation and depletion	(27)	(766)	(2,229)	—	(3,022)

Net book value at end of period	$590	916	2,536	—	4,042

For the year ended December 31, 2020 and 2019, the combined rental expense related with short-term leases, low-value leases and variable lease payments were $26 and $35, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX, S.A.B de C.V. did not have any material revenue from sub-leasing activities.

16)	OTHER CURRENT LIABILITIES

As of December 31, 2020 and 2019, other current liabilities are shown below:

	2020	2019
Interest payable	$1,569	1,331
Advances from customers	1,687	1,888
Taxes payable	592	493
Provisions [1]	1,297	933
Accounts payable and accrued expenses	874	1,242
Contract liabilities with customers (note 4)	359	292

	$6,378	6,179

1	The caption refers primarily to insurance and fees.

17)	FINANCIAL INSTRUMENTS

17.1)	CURRENT AND NON-CURRENT DEBT

CEMEX, S.A.B. de C.V.’s debt summarized as of December 31, 2020 and 2019, by interest rates and currencies were as follows:

	2020			2019
	Current	Non-current	Total [1]	Current	Non-current	Total [1]
Floating rate debt	$1,196	46,199	47,395	917	53,287	54,204
Fixed rate debt	—	125,838	125,838	—	94,180	94,180

	$1,196	172,037	173,233	917	147,467	148,384

Effective rate 2
Floating rate	2.5%	4.1%		3.7%	4.1%
Fixed rate	—	5.6%		—	5.5%

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Current and non-current debt - Continued

	2020				2019
Currency	Current	Non-current	Total	Effective rate 2	Current	Non-current	Total	Effective rate 2
Dollars	$—	117,514	117,514	5.8%	439	101,610	102,049	5.7%
Euros	105	41,339	41,444	2.7%	46	37,679	37,725	2.7%
Pounds	1,091	6,538	7,629	2.5%	432	8,178	8,610	3.2%
Mexican peso	—	6,646	6,646	6.8%	—	—	—	—

	$1,196	172,037	173,233		917	147,467	148,384

1

As of December 31, 2020 and 2019, cumulative discounts, fees and other direct costs incurred in CEMEX, S.A.B. de C.V.’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for US$65 ($1,286) and US$52 ($984), respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method.

2	In 2020 and 2019, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

2020	Current	Non-current	2019	Current	Non-current
Bank loans			Bank loans
Syndicated loans, 2021 to 2025	$—	47,395	Syndicated loans, 2021 to 2024	$—	54,204

	—	47,395		—	54,204

Notes payable			Notes payable
Medium-term notes, 2024 to 2030	—	125,838	Medium-term notes, 2023 to 2029	—	94,180

	—	125,838		—	94,180

Total bank loans and notes payable	—	173,233	Total bank loans and notes payable	—	148,384
Current maturities	1,196	(1,196)	Current maturities	917	(917)

	$1,196	172,037		$917	147,467

As of December 31, 2020 and 2019, CEMEX, S.A.B. de C.V.’s bank loans included the balances under CEMEX, S.A.B. de C.V.’s facilities agreement entered on July 19, 2017, as amended and restated several times in 2020 and 2019 as described below (the “2017 Facilities Agreement”) for US$2,420 and US$2,897, respectively. The 2017 Facilities Agreement is multi-currency and includes a committed revolving credit facility of US$1,121 in 2020 and in US$1,135 in 2019.

Changes in debt for the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Debt at beginning of year	$148,384	145,220	156,052
Proceeds from new debt instruments	138,921	61,649	47,633
Debt repayments	(119,600)	(52,061)	(56,518)
Foreign currency translation effects	5,528	(6,424)	(1,947)

Debt at end of year	$173,233	148,384	145,220

As of December 31, 2020 and 2019, non-current notes payable for $125,838 and $94,180, respectively, are detailed as follows:

								Balances as of December 31,
Description [1,2]	Date of issuance	Currency	Principal amount	Rate	Maturity date	Redeemed amount 2 US$	Outstanding amount 2 US$	2020	2019
September 2030 Notes [3]	17/Sep/20	Dollar	1,000	5.20%	17/Sep/30	—	1,000	$19,783	—
November 2029 Notes	19/Nov/19	Dollar	1,000	5.45%	19/Nov/29	—	1,000	19,756	18,776
June 2027 Notes	05/Jun/20	Dollar	1,000	7.375%	07/Jun/27	—	1,000	19,768	—
April 2026 Notes	16/Mar/16	Dollar	1,000	7.75%	16/Apr/26	—	1,000	19,832	18,853
March 2026 Notes	19/Mar/19	Euro	400	3.125%	19/Mar/26	—	449	9,683	8,441
March 2025 Notes [3]	03/Mar/15	Dollar	750	6.125%	05/May/25	(750)	750	—	14,154
January 2025 Notes	11/Sep/14	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	21,261	20,219
December 2024 Notes	05/Dec/17	Euro	650	2.75%	05/Dec/24	—	729	15,755	13,737

								$125,838	94,180

1

As of December 31, 2020, unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX Concretos, S.A. de C.V., CEMEX España, S.A. (“CEMEX España”), CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK.

2	Presented net of all outstanding notes repurchased and held by CEMEX, S.A.B de C.V.’s subsidiaries.
3	CEMEX, S.A.B. de C.V. used a significant portion of the proceeds from the September 2030 Notes to redeemed in full the March 2025 Notes.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Current and non-current debt - Continued

Non-current debt maturities as of December 31, 2020, were as follows:

2020
2022	$1,348
2023	11,476
2024	27,231
2025	43,161
2026 and thereafter	88,821

$172,037

As of December 31, 2020, CEMEX, S.A.B. de C.V. had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

Millions of U.S. dollars	Lines of credit		Available
Other lines of credit from banks	US$	310	310
Revolving credit facility 2017 Facilities Agreement		1,121	1,121

	US$	1,431	1,431

During 2020, 2019 and 2018, as a result of the debt transactions incurred, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX, S.A.B. de C.V. paid combined premiums, fees and issuance costs for US$72 ($1,439), US$60 ($1,135) and US$46 ($902), respectively, of which US$38 ($759) in 2020, US$24 ($464) in 2019 and US$46 ($902) in 2018, are associated with the extinguished portion of the exchanged or repurchased debt and were recognized in the statement of operations in each year within “Financial expense”. In addition, US$1 ($29) in 2020, US$1 ($19) in 2019 and US$4 ($77) in 2018, were pending for amortization and were recognized in the statement of operations of each year as part of “Financial expense”.

2017 Facilities Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to US$4,050 at the origination date. The proceeds were used to refinance in full the US$3,680 then outstanding under the former facilities agreements and other debt repayments. After the amendments to the 2017 Facilities Agreement mentioned below that became effective on October 13, 2020, all tranches under the 2017 Facilities Agreement have substantially the same terms and share the same guarantors and collateral package as other secured debt obligations of CEMEX, S.A.B. de C.V. All tranches under the 2017 Facilities Agreement amortize in five equal payments beginning in July 2021 and ending in July 2025, except for: (i) a tranche for the Mexican Peso equivalent of US$313 amortizing in four equal payments beginning in July 2023 and ending in July 2025; and (ii) the commitments under the revolving credit which mature in July 2023.

All tranches under the 2017 Facilities Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR and TIIE, as applicable, depending on the consolidated leverage ratio (as defined below in the Financial Covenants section) of CEMEX, S.A.B. de C.V., as follows:

Consolidated leverage ratio	LIBOR / EURIBOR Applicable margin[1]	TIIE Applicable margin[1]
> = 6.00x	475 bps	425 bps
< 6.00x > = 5.50x	425 bps	375 bps
< 5.50x > = 5.00x	375 bps	325 bps
< 5.00x > = 4.50x	300 bps	250 bps
< 4.50x > = 4.00x	250 bps	210 bps
< 4.00x > = 3.50x	212.5 bps	180 bps
< 3.50x > = 3.00x	175 bps	150 bps
< 3.00x > = 2.50x	150 bps	125 bps
< 2.50x	125 bps	100 bps

1

LIBOR and EURIBOR refer to the London Inter-Bank Offered Rate and the Euro Inter-Bank Offered Rate, respectively, variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. TIIE refers to the Tasa de Interés Interbancaria de Equilibrio, variable rate used for debt denominated in Mexican Pesos. As of December 31, 2020 and 2019, 3-Month LIBOR rate was 0.23838% and 1.9084%, respectively, meanwhile 3-Month EURIBOR rate was -0.545% and -0.3839%, respectively. As of December 31, 2020, 28-day TIIE rate was 4.4805%. The contraction “bps” means basis points. One hundred basis points equal 1%.

As part of the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX, S.A.B. de C.V. negotiated: a) the extension of US$1,060 of maturities by three years, from 2022 to 2025 and US$1,121 (including the extension of December 17, 2020 mentioned below) of commitments under the revolving credit facility by one year from 2022 to 2023; b) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions per cementitious product, power consumption from green energy in cement and improvements in quarry rehabilitation and water management, among other metrics; c) redenominating US$313 of previous Dollar debt under the term loans that are part of the 2017 Facilities Agreement to Mexican Pesos, and US$82 to Euros; d) amending the consolidated leverage ratio, as described below in the financial covenants section; and e) amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR, as well as Mexican benchmark interbank rate provisions. On December 17, 2020, $136 of debt under the 2017 Facilities Agreement were further extended, of which, US$43 mature in 2023 and US$93 mature in 2025 in line with the October 13, 2020 amendment process.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Facilities Agreement - Continued

As part of amendment process to the 2017 Facilities Agreement that became effective on May 22, 2020, among other aspects, CEMEX, S.A.B. de C.V. negotiated the modification of the financial covenants contained therein, including the leverage and coverage ratios, to levels that would ideally enable CEMEX, S.A.B. de C.V. to remain in compliance with such financial covenants notwithstanding the adverse effects arising during the COVID-19 Pandemic (note 2) and the period of gradual return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of US$14 (35 basis points (“bps”)) and adjusted the applicable margin over LIBOR, or EURIBOR, as applicable, to accommodate for the changes to the leverage limits covenant. Moreover, CEMEX, S.A.B. de C.V. agreed to certain temporary restrictions which are no longer applicable with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX, S.A.B. de C.V. would be required to pay under the 2017 Facilities Agreement. CEMEX, S.A.B. de C.V. also agreed to cease share repurchases whenever and for as long as the Company fails to report a consolidated leverage ratio of 4.50x or less.

As part of the amendments to the 2017 Facilities Agreement that became effective on November 4, 2019, among other aspects, CEMEX, S.A.B. de C.V. negotiated: a) an exclusive amount of up to US$500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Facilities Agreement of up to US$100 per calendar year; c) amendments related to the implementation of corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below.

As part of the amendment process to the 2017 Facilities Agreement that became effective on April 2, 2019, among other aspects, CEMEX, S.A.B. de C.V. extended US$1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX, S.A.B. de C.V. delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year.

The balance of debt under the 2017 Facilities Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V. (“CEMEX México”), CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. (“ETM”), New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, S.A.B. de C.V., and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX Operaciones México, S.A. de C.V, CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. In 2019, the Parent Company merged and absorbed ETM and CEMEX México, effective against third parties on February 26, 2020 and March 9, 2020, respectively. In addition, CEMEX España merged and absorbed New Sunward Holding B.V. with effects as of December 1, 2020. As a result, the merged and absorbed entities ceased to guarantee CEMEX, S.A.B. de C.V.’s indebtedness and the shares of CEMEX México and New Sunward Holding B.V., which used to be part of the Collateral, are no longer part of it.

During the years 2020 and 2019, under the 2017 Facilities Agreement, CEMEX, S.A.B. de C.V. was required to: a) not exceed an aggregate amount for capital expenditures of US$1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of US$500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of US$400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX, S.A.B. de C.V. is also subject to several negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions. Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX, S.A.B. de C.V. so elects upon CEMEX, S.A.B. de C.V.’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Facilities Agreement is continuing. CEMEX, S.A.B. de C.V. cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Facilities Agreement. In addition, the 2017 Facilities Agreement contains events of default, some of which may occur and are outside of CEMEX, S.A.B. de C.V.’s control such as expropriation, sequestration and availability of foreign exchange.

As of December 31, 2020 and 2019, CEMEX, S.A.B. de C.V. was in compliance with such limitations and restrictions contained in the 2017 Facilities Agreement. CEMEX, S.A.B. de C.V. cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX, S.A.B. de C.V.’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX, S.A.B. de C.V.’s business and financial condition.

Financial Covenants

The 2017 Facilities Agreement requires CEMEX, S.A.B de C.V. to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Financial Covenants - Continued

CEMEX, S.A.B. de C.V. must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. After the October 13, 2020 amendments, the Coverage Ratio, should be equal or greater than 1.75 times for each reference period ending on December 31, 2020 through March 31, 2021; equal or greater than 2.25 times for each reference period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each reference period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent reference period. The limits for the Leverage Ratio are as follows:

Period	Leverage Ratio
For the period ending on December 31, 2020 up to and including the period ending on March 31, 2021	< = 6.25
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: Is calculated dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts.

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, S.A.B. de C.V., minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

As of December 31, 2020, 2019 and 2018, under the 2017 Facilities Agreement, the main consolidated financial ratios were as follows

		Consolidated financial ratios [1]
		2020	2019	2018
Leverage ratio	Limit	<=6.25	<=5.25	<=4.75
	Calculation	4.07	4.17	3.84
Coverage ratio	Limit	>=1.75	>=2.50	>=2.50
	Calculation	3.82	3.86	4.41

1

Refers to the compliance limits and calculations that were effective on such dates. For 2019, before the October 13, 2020 amendments and the May 22, 2020 amendments. For 2018, before the April 2, 2019 amendments, the November 4, 2019 amendments and the adoption of IFRS 16 in the financial statements.

CEMEX, S.A.B de C.V.’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX, S.A.B. de C.V. will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX, S.A.B. de C.V. fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Facilities Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX, S.A.B. de C.V. expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX, S.A.B. de C.V.’s lenders’ request, they would call for the acceleration of payments due under the 2017 Facilities Agreement. That scenario would have a material adverse effect on CEMEX, S.A.B. de C.V.’s operating results, liquidity or financial position.

17.2)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the statement of financial position of CEMEX, S.A.B. de C.V. as of December 31, 2020 and 2019, are as follows:

	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
I. Leases	$1,048	2,273	3,321	$891	2,599	3,490
II. Liabilities secured with accounts receivable	1,782	—	1,782	1,762	—	1,762
III. Convertible subordinated notes due 2020	—	—	—	9,835	—	9,835

	$2,830	2,273	5,103	$12,488	2,599	15,087

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

I.	Leases (notes 3.1, 3.5, 3.8 and 15.2)

CEMEX, S.A.B de C.V. has several operating and administrative assets under lease contracts (note 15.2). From January 1, 2019, CEMEX. S.A.B. de C.V. applied IFRS 16 modifying previous years. CEMEX, S.A.B de C.V. applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2020, 2019 and 2018 were as follows:

	2020	2019	2018
Lease financial liability at beginning of year	$3,490	1,335	847
Additions from new leases	723	1,879	864
Reductions from payments	(904)	(527)	(376)
Corporate reorganization (note 13.1)	(48)	795	—
Foreign currency translation and accretion effects	60	8	—

Lease financial liability at end of year	$3,321	3,490	1,335

As of December 31, 2020, the non-current lease financial liabilities are as follows:

Total
2022	$629
2023	518
2024	423
2025 and thereafter	703

$2,273

Total cash outflows for leases in 2020, 2019 and 2018, including the interest expense portion as disclosed at note 7.1, were $1,123, $980 and $942, respectively. Future payments associated with these contracts are presented in notes 18.2 and 21.4.

II.	Liabilities secured with accounts receivable

As mentioned in note 9, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, are recognized in “Other financial obligations” in the statement of financial position.

III.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) because of exchanges or settlements of other convertible notes. The 2020 Convertible Notes were subordinated to most of CEMEX’s liabilities and commitments and were convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and were subject to antidilution adjustments. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. On March 13, 2020, CEMEX paid US$521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

17.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as current debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX, S.A.B de C.V.´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX, S.A.B de C.V. to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX, S.A.B de C.V.

The fair values determined by CEMEX, S.A.B de C.V. for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX, S.A.B de C.V. or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX, S.A.B de C.V.’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX, S.A.B de C.V. or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX, S.A.B de C.V.’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX, S.A.B de C.V.’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Fair value of financial instruments - Continued

As of December 31, 2020 and 2019, the carrying amounts of non-current financial assets and liabilities and their respective fair values were as follows:

	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments available-for-sale (note 12)	$177	177	$180	180
Derivative financial instruments (note 17.4).	65	65	22	22

	$242	242	$202	202

Financial liabilities
Non-current debt (note 17.1)	$172,037	182,192	$147,467	153,722
Other financial obligations (note 17.2)	2,273	2,906	2,599	2,909
Derivative financial instruments (note 17.4)	1,057	1,057	870	870
Non-current accounts payable with related parties (note 18.1)	44	44	33	31

	$175,411	186,199	$150,969	157,532

17.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX, S.A.B de C.V. held derivative instruments, with the objectives, as the case may be: a) changing the risk profile or securing the price of fuels; b) foreign exchange hedging; c) hedging forecasted transactions; and d) other corporate purposes.

As of December 31, 2020 and 2019, the notional amounts and fair values of CEMEX, S.A.B. de C.V.’s derivative instruments were as follows:

			2020		2019
			Notional amount	Fair value	Notional amount	Fair value
I.	Net investment hedge	US$	741	(42)	1,154	(67)
II.	Interest rate swaps		1,334	(47)	1,000	(35)
III.	Equity forwards on third party shares		27	3	74	1
IV.	Fuel price hedging		128	5	96	1

		US$	2,230	(81)	2,324	(100)

The caption “Financial income and other items, net” in the statement of operations includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of US$17 ($367) in 2020, net losses of US$1 ($19) in 2019 and net gains of US$39 ($751) in 2018.

I.	Net investment hedge

As of December 31, 2020 and 2019, there are Dollar/Mexican peso foreign exchange forward contracts under a program that started in 2017 with a notional of up to US$1,250, which can be adjusted in relation to hedged risks. During 2020, this program was adjusted and reached a notional amount of US$741 with forward contracts with tenors from 1 to 18 months. For accounting purposes under IFRS, CEMEX,S.A.B. de C.V. has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2020, 2019 and 2018, these contracts generated gains of US$53 ($1,144) and losses of US$126 ($2,438) and US$59 ($1,157), respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX, S.A.B. de C.V.’s net assets denominated in Mexican pesos due to the depreciation of the peso in 2020 and the appreciation of the peso in 2019 and 2018.

II.	Interest rate swap contracts

As of December 31, 2020 and 2019, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of US$44 ($875) and US$35 ($662), respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying US$14 recognized within “Financial income and other items, net” in the statement of operations. For accounting purposes under IFRS, CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2020, 2019 and 2018, changes in fair value of these contracts generated losses of US$9 ($194), US$26 ($503) and US$19 ($364), respectively, recognized in other comprehensive income.

During October 2020, CEMEX, S.A.B. de C.V. negotiated interest rate swaps to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and will mature in November 2023. As of December 31, 2020, CEMEX, S.A.B. de C.V. held a notional amount of US$334 ($6,643) the fair value of which represented a liability of US$3 ($60). CEMEX, S.A.B. de C.V. designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the year ended in 2020 changes in fair value of these contracts generated losses of US$3 ($65) recognized in other comprehensive income.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Interest rate swap contracts - Continued

As of December 31, 2018, CEMEX, S.A.B. de C.V. had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented assets of US$11 ($216). Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX, S.A.B. de C.V. receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($114) in 2018, recognized in the statement of operations for each period. During 2019, CEMEX, S.A.B. de C.V. unwound and settled its interest rate swap.

III.	Equity forwards on third party shares

As of December 31, 2020 and 2019, CEMEX, S.A.B. de C.V. maintained equity forward contracts with cash settlement in March 2022 and March 2021, respectively, over the price of 4.7 million shares in 2020 and 13.9 million in 2019 of Grupo Cementos de Chihuahua, S.A.B. de C.V. During 2020 and 2019, CEMEX, S.A.B. de C.V. early settled a portion of these contracts for 9.2 and 6.9 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of US$1 ($22) in 2020, US$2 ($39) in 2019 and US$26 ($436) in 2018 recognized within “Financial income and other items, net” in the statement of operations.

IV.	Fuel price hedging

As of December 31, 2020 and 2019, CEMEX, S.A.B. de C.V. maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of US$128 ($2,546) and US$96 ($1,816), respectively, with an estimated aggregate fair value representing assets of US$5 ($99) in 2020 and assets of $1 ($19) in 2019. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2020, 2019 and 2018, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$7 ($151), gains of US$15 ($290) and losses of US$35 ($697), respectively. For these derivative financial instruments CEMEX, S.A.B. de C.V. only acts as a financial intermediary for its subsidiaries, for such reason the accounting effects for CEMEX, S.A.B. de C.V. in other comprehensive income are nullified.

Other derivative financial instruments negotiated during the periods

During 2020, CEMEX, S.A.B. de C.V. negotiated Dollar/ Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of US$397 ($7,896). For the year 2020, the aggregate results from positions entered and settled, generated losses of US$15 ($324) recognized within Financial income and other items, net in the statements of operation. Additionally, during 2020, CEMEX, S.A.B. de C.V. negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of US$3 ($65), recognized within Financial income and other items, net in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom, CEMEX, S.A.B. de C.V. negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of US$186 ($3,700). CEMEX, S.A.B. de C.V. settled such derivatives on August 5. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of US$9 ($194) recognized within “Financial income and other items, net” in the statement of operations.

17.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX, S.A.B. de C.V. is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX, S.A.B. de C.V. in the production process, and expose CEMEX, S.A.B. de C.V. to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX, S.A.B. de C.V.’s risk management framework and that are supervised by several Committees, CEMEX, S.A.B. de C.V.’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration in a determined market or aligning the currencies portfolio in which CEMEX, S.A.B. de C.V. incurred its debt with those in which CEMEX, S.A.B. de C.V. generates its cash flows.

As of December 31, 2020 and 2019, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities. The primary risk categories are mentioned as follows.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates which only affect CEMEX, S.A.B. de C.V.’s results if the fixed rate non-current debt is measured at fair value. All of our fixed-rate non-current debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX, S.A.B. de C.V.’s accounting exposure to the risk of changes in market interest rates relates primarily to its non-current debt obligations with floating interest rates which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate on fixed rates at a high point when the interest rates market expects a downward trend. That is, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX, S.A.B. de C.V. manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. CEMEX, S.A.B. de C.V. could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2020 and 2019, 14% and 36% of the non-current debt of CEMEX, S.A.B. de C.V. bears floating rates at a weighted average interest rate of LIBOR plus 253 basis points and 252 basis points, respectively. These figures reflect the effect of interest rate swaps held by CEMEX during 2020 and 2019. As of December 31, 2020 and 2019, if interest rates at that date had been 0.5% higher, with all other variables held constant, the net income of CEMEX, S.A.B. de C.V. for 2020 and for 2019 would have decreased by US$15 ($291) and US$16 ($311), because of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held in 2020 and 2019.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as the “IBOR reform”). CEMEX, S.A.B. de C.V. has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions in which CEMEX, S.A.B. de C.V. operates. CEMEX, S.A.B. de C.V. anticipates that the IBOR reform will imply adjustments to its risk management and hedge accounting practices. Nonetheless, as mentioned in note 17.1 as part of the October 13 amendments to the 2017 Facilities Agreements, to ease this transition, CEMEX, S.A.B. de C.V. included amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR.

CEMEX, S.A.B. de C.V.’s risk management committee monitors and manages any of the Company’s transitions to alternative rates, as applicable and needed. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to certain members of management of interest rate risk and risks arising from IBOR reform.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in foreign exchange rates relates primarily to its financing activities. As of December 31, 2020, 68% of the financial debt was Dollar-denominated, 24% was Euro-denominated, and 4% was Pound-denominated and 4% was Mexican Pesos-denominated; therefore, CEMEX, S.A.B. de C.V. had a foreign currency exposure arising from the Dollar-denominated financial debt, the Euro-denominated financial debt and the Pound-denominated financial debt, versus the currency in which CEMEX, S.A.B. de C.V.’s revenues are settled. CEMEX, S.A.B. de C.V. cannot guarantee that it will generate sufficient revenues in Dollars, Euro and Pounds from its operations to service these obligations. As of December 31, 2020 and 2019, CEMEX, S.A.B. de C.V. had not implemented any derivative financial instrument hedging strategy to address this risk. Nonetheless, CEMEX, S.A.B. de C.V. may negotiate derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations change.

Monetary position by currency

As of December 31, 2020 and 2019, the net monetary assets (liabilities) by currency are as follows:

	2020	2019
Current:
Monetary assets	$12,471	10,953
Monetary liabilities	(78,410)	(95,335)

Net monetary liabilities	$(65,939)	(84,382)

Non-current:
Monetary assets	$2,378	1,876
Monetary liabilities	(180,666)	(152,508)

Net monetary liabilities	$(178,288)	(150,632)

Out of which:
Dollars	(152,716)	(151,056)
Pesos	(42,162)	(37,268)
Euros	(41,716)	(38,078)
Pounds	(7,633)	(8,612)

	$(244,227)	(235,014)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Monetary position by currency - Continued

Considering that CEMEX, S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 3.3), there is foreign currency risk associated with the translation into dollars of subsidiaries’ net assets denominated in different currencies. When the dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. CEMEX, S.A.B. de C.V. has implemented a Dollar/Mexican peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in pesos (note 17.4).

Credit risk

Credit risk is the risk of financial loss faced by CEMEX, S.A.B. de C.V. if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2020 and 2019, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the payment behavior of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX, S.A.B. de C.V.’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX, S.A.B. de C.V. can only carry out transactions by paying cash in advance. As of December 31, 2020, considering CEMEX, S.A.B. de C.V.’s best estimate of potential expected losses based on the ECL model developed by CEMEX, S.A.B. de C.V. (note 9), the allowance for expected credit losses was $432.

The aging of trade accounts receivable as of December 31, 2020 is as follows:

2020
Neither past due, nor impaired portfolio	$3,852
Past due less than 90 days portfolio	200
Past due more than 90 days portfolio	569

$4,621

Liquidity risk

Liquidity risk is the risk that CEMEX, S.A.B. de C.V. will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX, S.A.B. de C.V.’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX, S.A.B. de C.V. relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX, S.A.B. de C.V. is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments, any one of which may materially affect CEMEX, S.A.B. de C.V.’s results and reduce cash from operations. The maturities of CEMEX, S.A.B. de C.V.’s contractual obligations are included in note 21.4.

As of December 31, 2020, current liabilities, which included $4,026 of current debt and other financial obligations, exceed current assets by $ 61,737. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2020, CEMEX, S.A.B. de C.V. used cash flows provided by operating activities of $14. CEMEX, S.A.B. de C.V.’s management considers that CEMEX, S.A.B. de C.V. will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX, S.A.B. de C.V. to meet any liquidity risk in the short-term. In addition, as of December 31, 2020, CEMEX, S.A.B. de C.V. has committed lines of credit under the revolving credit facility in its 2017 Facilities Agreement for a total amount of US$1,121.

As of December 31, 2020 and 2019, the potential requirement for additional margin calls under our different commitments is not significant.

As of December 31, 2020, in connection with the current liabilities with related parties, of $56,768, refer primarily to Lomez International. B.V., CEMEX Operaciones México, S.A. of C.V. and CEMEX Concretos, S.A. de C.V. (note 18.1), CEMEX, S.A.B. de C.V. has proven successful in refinancing such liabilities.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 17.4, considering specific objectives, CEMEX, S.A.B. de C.V. has negotiated into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX, S.A.B. de C.V.’s own ADSs. Under these equity derivative instruments, there is a direct relationship between the change in the fair value of the derivative and the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the statement of operations as part of “Financial income and other items, net.” Until December 31, 2016, a significant decrease in the market price of CEMEX, S.A.B. de C.V.’s ADSs would negatively affect CEMEX, S.A.B. de C.V.’s liquidity and financial position. During 2017, all outstanding capped calls based on the price of CEMEX, S.A.B. de C.V.´s own ADSs were early settled.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Equity risk - Continued

As of December 31, 2020 and 2019, the potential change in the fair value of CEMEX, S.A.B. de C.V.’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX, S.A.B. de C.V.’s net income would have been reduced by US$3 ($65) in 2020 and US$7 ($135) in 2019, because of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares would have generated approximately the opposite effect.

18)	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

18.1)	ACCOUNTS RECEIVABLE AND PAYABLE WITH RELATED PARTIES

Balances and transactions between CEMEX, S.A.B. de C.V. and its subsidiaries and equity accounted investees result primarily from: (i) businesses and operational activities in Mexico; (ii) the acquisition or sale of shares of subsidiaries within the group; (iii) billing of administrative services, rents, rights to use brands and commercial names, royalties and other services rendered between affiliated companies; and (iv) loans with subsidiaries and equity accounted investees. Transactions with subsidiaries and equity accounted investees are conducted at arm’s length. When market prices and/or market conditions are not readily available, CEMEX, S.A.B. de C.V. conducts transfer pricing studies to assure compliance with regulations applicable to transactions between related parties.

In relation to the transactions mentioned above, as of December 31, 2020 and 2019, the primary accounts receivable and payable with related parties, are the following:

	Assets		Liabilities
2020	Current	Non-current	Current	Non-current
Lomez International B.V.	$—	—	30,259	—
CEMEX Operaciones México, S.A. de C.V.	—	—	10,110	—
Especialistas en Corredores Viales, S.A. de C.V.	473	—	—	—
Reservas Ecológicas Sustentables de la Laguna, S.A. de C.V.	172	—	—	—
CEMEX Vivienda, S.A. de C.V.	120	—	—	—
CEMEX Internacional, S.A. de C.V.	—	—	—	39
CEMEX Transporte, S.A. de C.V.	—	—	1,368	—
CEMEX Concretos, S.A. de C.V.	—	—	9,860	—
Others	185	23	5,171	5

	$950	23	56,768	44

	Assets		Liabilities [1]
2019	Current	Non-current	Current	Non-current
Lomez International B.V.	$—	—	36,968	—
CEMEX Operaciones México, S.A. de C.V.	—	—	11,702	—
Especialistas en Corredores Viales, S.A. de C.V.	446	—	—	—
Reservas Ecológicas Sustentables de la Laguna, S.A. de C.V.	163	—	—	—
CEMEX Vivienda, S.A. de C.V.	115	—	—	—
CEMEX Internacional, S.A. de C.V.	—	—	2,740	—
CEMEX Transporte, S.A. de C.V.	—	—	1,421	32
CEMEX Concretos, S.A. de C.V.	—	—	9,212	1
Others	249	5	4,672	—

	$973	5	66,715	33

1	Includes IFRS 16 (note 3.1) balance with respect to related parties.

18.2)	PRINCIPAL OPERATIONS WITH RELATED PARTIES

The principal operations of CEMEX, S.A.B. de C.V. with related parties for the years ended December 31, 2020, 2019 and 2018, were as follows:

	2020	2019	2018
Revenues:
Net sales	$5,985	5,703	6,213
Rental income (note 4)	61	103	72
License fees (note 4)	711	728	774
Cost of sales and operating expenses:
Raw material and other production cost	2,935	2,433	3,973
Management service expenses	6,098	7,371	7,963
Lease expense (note 15.2)	178	3,361	2,019
Financing cost (income):
Financial expenses	1,937	3,695	3,111
Financial income and other items, net	4,416	2,902	3,545

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Principal operations with related parties - Continued

As of December 31, 2020 and 2019, CEMEX, S.A.B. de C.V. had the following contractual obligations with related parties:

(Millions of U.S. dollars)	2020						2019
	Less than 1		1-3	3-5	More than
Obligations	year		Years	Years	5 Years	Total	Total
Finance leases with related parties [1]	US$	2	—	—	—	2	US$	8

		$39	—	—	—	39		$151

1	The amounts represent nominal cash flows.

For the years ended December 31, 2020, 2019 and 2018, in the ordinary course of business, CEMEX, S.A.B. de C.V. has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX, S.A.B. de C.V. and to the best of CEMEX, S.A.B. de C.V.’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX, S.A.B. de C.V. and are executed under market terms and conditions following the same commercial principles and authorizations applied to unrelated third parties. These identified transactions, as applicable, are approved at least annually by CEMEX, S.A.B. de C.V.’s Board of Directors. For CEMEX, S.A.B. de C.V., none of these transactions are sufficiently material to be disclosed separately.

19)	INCOME TAXES

19.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax (expense) benefit in the statements of operations for 2020, 2019 and 2018 are summarized as follows:

	2020	2019	2018
Current income tax (expense) benefit	$(135)	(63)	10
Deferred income tax (expense) benefit	(82)	(508)	124

	$(217)	(571)	134

As of December 31, 2020, tax loss and tax credit carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards
2025 and thereafter	$43,068	43,068

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the elimination of the tax consolidation regime amounted to $24,804. As of December 31, 2020 and 2019, considering payments made during these years net of inflation adjustments, CEMEX, S.A.B. de C.V. reduced the balance payable to $610 and $1,009, respectively.

19.2)	DEFERRED INCOME TAXES

The effect of deferred income taxes for the period represents the difference between the income tax balances at the beginning and end of the period. As of December 31, 2020 and 2019 the temporary differences that generated the deferred income tax assets and liabilities of CEMEX, S.A.B. de C.V. are presented below:

	2020	2019
Deferred tax assets:
Allowances for expected credit losses	$130	96
Provisions	579	375
Advances from customers	687	891
Accounts payable to related parties	44	153
Right-of-use (note 15.2)	832	765
Derivative financial instruments	757	1,016

Total deferred tax assets	3,029	3,296

Deferred tax liabilities:
Land and buildings	(6,075)	(5,942)
Assets for the right-of-use (note 15.2)	(1,158)	(1,212)
Convertible securities	—	(7)
Advance payments	(25)	(18)

Total deferred tax liabilities	(7,258)	(7,179)

Net deferred tax liabilities	$(4,229)	(3,883)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Deferred income taxes - Continued

CEMEX, S.A.B. de C.V. does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries, considering that such undistributed earnings are expected to be reinvested and not generate taxable income in the foreseeable future. In addition, for the year ended December 31, 2020, CEMEX, S.A.B. de C.V. recognized an income tax loss within other comprehensive income in stockholders’ equity of $261 related to the net investment hedge (note 17.4).

19.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2020, 2019 and 2018, the effective income tax rates were as follows:

	2020	2019	2018
Net income before income tax	$(32,345)	3,483	10,108
Income tax	(217)	(571)	134

Effective income tax rate [1]	0.7%	(16.4%)	1.3%

1	The average effective tax rate equals the net amount of income tax benefit or expense divided by net income before income taxes, as these line items are reported in the statement of operations.

The effects of inflation are recognized differently for tax purposes and for book purposes. This situation, which creates differences between book and tax bases, gives rise to permanent differences between the enacted tax rate and the effective rate shown in the statement of operations of CEMEX, S.A.B. de C.V.

As of December 31, 2020, 2019 and 2018, these differences were as follows:

	2020		2019		2018
	%	$	%	$	%	$
Enacted income tax rate	(30.0)	9,704	(30.0)	(1,045)	(30.0)	(3,032)
Inflation adjustments	7.5	(2,413)	(57.9)	(2,015)	(33.7)	(3,404)
Non-deductible and other items	23.2	(7,508)	71.5	2,489	65.0	6,570

Effective tax rate and tax (expense) benefit	0.7	(217)	(16.4)	(571)	1.3	134

Income tax (expense) benefit for the year, includes changes during the period related to deferred tax assets originated by tax loss carryforwards.

20)	STOCKHOLDERS’ EQUITY

As of December 31, 2020 and 2019, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $219 (US$11) (20,541,277 CPOs) and $151 (US$8) (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

20.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2020 and 2019, common stock and additional paid-in capital was as follows:

	2020	2019
Common stock	$4,167	4,172
Additional paid-in capital	103,300	141,925

	$107,467	146,097

Effective as of December 31, 2020, the Company’s management approved restitution to the line item of “Retained earnings” for $37,639, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX, S.A.B. de C.V.’s stockholders’ equity that does not affect its amount.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Common stock and additional paid-in capital - Continued

As of December 31, 2020 and 2019, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2020		2019
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	29,457,941,452	14,728,970,726	30,214,262,692	15,107,131,346
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	756,323,120	378,161,560	315,400,000	157,700,000
Shares that guarantee/guaranteed the issuance of convertible securities [4]	1,970,862,596	985,431,298	2,842,339,760	1,421,169,880
Shares authorized for the issuance of stock or convertible securities [5]	302,144,720	151,072,360	302,144,720	151,072,360

	33,368,714,718	16,684,357,359	34,555,590,002	17,277,795,001

1

As of December 31, 2020 and 2019, 13,068,000,000 shares correspond to the fixed portion, and 36,985,072,077 shares as of December 31, 2020 and 38,765,385,003 shares as of December 31, 2019, correspond to the variable portion.

2

Series “A” or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s common stock.

3	Shares repurchased under the share repurchase program authorized by the Company’s shareholders.
4	Refers to those shares that guarantee the conversion of outstanding convertible securities and new securities issues (note 17.2).
5	Shares authorized for issuance in a public offering or private placement and/or by issuance of new convertible securities.

On March 26, 2020, stockholders at the annual ordinary shareholders’ meeting approved: (i) setting the amount of US$500 or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, CEMEX, S.A.B. de C.V. repurchased 378.2 million CEMEX, S.A.B. de C.V. CPOs, at a weighted-average price in pesos equivalent to 0.22 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was US$83 ($1,894). On April 8, 2020, CEMEX, S.A.B. de C.V. announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020 (note 2).

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of US$150 ($2,911). The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of US$0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of US$0.001654 per share; (ii) the acquisition of own shares of up to US$500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX, S.A.B. de C.V. may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX, S.A.B. de C.V.’s share capital, in its variable part for the amount of US$0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX, S.A.B. de C.V.’s share capital, in its variable part for the amount in pesos equivalent to US$0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX, S.A.B de C.V.’s share capital in its variable part in the amount of US$22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of US$0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. As of December 31, 2019, under the 2019 repurchase program, CEMEX, S.A.B. de C.V. has repurchased 157.7 million CEMEX, S.A.B. de C.V. CPOs, at a weighted-average price in pesos equivalent to US$0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was US$50 ($989).

In connection with the non-current executive share-based compensation programs in 2019 and 2018, CEMEX, S.A.B. de C.V. issued 27.4 million CPOs and 49.3 million CPOs, respectively, generating an additional paid-in capital of $324 in 2019 and $668 in 2018 associated with the fair value of the compensation received by executives.

20.2)	RETAINED EARNINGS

CEMEX, S.A.B. de C.V.’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the equity represented by the common stock. As of December 31, 2020, 2019 and 2018, the legal reserve amounted to $1,804. As mentioned in note 20.1, effective as of December 31, 2020, CEMEX, S.A.B. de C.V. incurred a restitution of retained earnings from additional paid-in capital for $37,639.

21)	COMMITMENTS

21.1)	GUARANTEES

As of December 31, 2020 and 2019, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$62 ($1,233) and US$1,134 ($21,453), respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

21.2)	PLEDGED ASSET

CEMEX, S.A.B. de C.V.’s shares in some of its main subsidiaries, namely, CEMEX Operaciones México, S.A. de C.V., CEMEX Innovation Holding Ltd. and CEMEX España, S.A., have been transferred to security trusts or similar arrangements in order to secure payment obligations under the 2017 Facilities Agreement (formerly under the 2014 Facilities Agreement and the Facilities Agreement) and other debt instruments entered into prior to and after the date of these agreements (note 17.1).

As of December 31, 2020 and 2019, there are no liabilities secured by property, machinery and equipment.

21.3)	OTHER COMMITMENTS

On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Trough the aforementioned contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of US$25.375 price per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX, S.A.B. de C.V. considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During 2019, the Company received US$0.4. CEMEX, S.A.B. de C.V. does not record this agreement at fair value due to the fact that there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

On April 28, 2017, CEMEX, S.A.B. de C.V. concluded the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready-mix concrete pumping services based in Spain, for an aggregate price of $1,649, which included the sale of fixed assets for $309, plus administrative and client and market development services, as well as the lease of facilities in Mexico that CEMEX, S.A.B. de C.V. will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, which are recognized each period as services are rendered. There is the possibility of a contingent revenue or expense subject to results for up to $557 linked to annual metrics beginning in the first year. For the contingent revenue agreement, the contingent revenue is calculated for a twelve-month period commencing May of each year until the period 2020. CEMEX, S.A.B. de C.V. recognized an expense of $135 for the period 2019-2020 and an income of $12 for the period 2018-2019.

21.4)	CONTRACTUAL OBLIGATIONS

As of December 31, 2020, CEMEX, S.A.B. de C.V. had the following contractual obligations are as follows:

(Millions of U.S. dollars)		2020
		Less than 1	1-3	3-5	More than
Obligations		year	Years	Years	5 Years	Total
Non-current debt [1]	US$	60	645	3,580	4,489	8,774
Leases [2]		61	83	41	22	207

Total debt and other financial obligations		121	728	3,621	4,511	8,981
Short-term and low-value assets rentals [3]		1	—	—	—	1
Interest payments on debt [4]		421	831	721	661	2,634

Total contractual obligations	US$	543	1,559	4,342	5,172	11,616

		$10,800	31,009	86,362	102,871	231,042

1

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX, S.A.B de C.V. has replaced its long-term obligations for others of a similar nature.

2

Represent nominal cash flows. As of December 31, 2020, the NPV of future payments under such leases was US$193, of which, US$79 refers to payments from 1 to 3 years and US$36 refer to payments from 3 to 5 years.

3

The amounts represent nominal cash flows. Refers to the estimated rental payments under short-term lease contracts and assets of low value. These contracts are not recognized as assets for the right-of-use and other financial obligations considering the exemption adopted by CEMEX, S.A.B. de C.V.

4	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2020.

22)	CONTINGENCIES

CEMEX, S.A.B. de C.V. is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX, S.A.B. de C.V. cannot assure the achievement of a final favorable resolution.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2020, 2019 and 2018

(Millions of Mexican pesos)

Contingencies - Continued

As of December 31, 2020, the most significant events with a determinable potential loss, the disclosure of which would not impair the outcome of the relevant proceeding, were as follows:

•

In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The Parent Company has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2020, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX, S.A.B. de C.V. results of operations, liquidity or financial position.

In addition, as of December 31, 2020, CEMEX, S.A.B. de C.V. is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX, S.A.B. de C.V. considers that in those instances in which obligations have been incurred, CEMEX, S.A.B. de C.V. has accrued adequate provisions to cover the related risks. CEMEX, S.A.B. de C.V. believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX, S.A.B. de C.V. is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX, S.A.B. de C.V. may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX, S.A.B. de C.V.’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX, S.A.B. de C.V. has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

23)	SUBSEQUENT EVENTS

On January 12, 2021, CEMEX, S.A.B. de C.V. issued US$1,750 of its 3.875% Senior Secured Notes due on July 11, 2031 denominated in U.S. Dollars (the “July 2031 Notes”), which bear interest semi-annually at an annual rate of 3.875% and mature on July 11, 2031. The July 2031 Notes were issued at a price of 100% of face value and will be callable commencing on July 11, 2026. CEMEX, S.A.B. de C.V. intends to use the net proceeds from the offering of the July 2031 Notes for general corporate purposes, including to repay other indebtedness, all in accordance with CEMEX, S.A.B. de C.V.’s 2017 Facilities Agreement (note 17.1). The July 2031 Notes share in the Collateral pledged for the benefit of the lenders under the 2017 Facilities Agreement and other secured obligations having the benefit of such Collateral and are guaranteed by the same group of guarantors (note 17.1).

On January 13, 2021, CEMEX, S.A.B. de C.V. announced that it has issued a notice of full redemption for US$1,000 worth of its April 2026 Notes, which bear interest semi-annually at an annual rate of 7.75% (note 17.1). Moreover, CEMEX, S.A.B. de C.V. has also issued a notice of partial redemption of US$750 of its January 2025 Notes, which bear interest semi-annually at an annual rate of 5.70%, out of the US$1,071 that is in circulation (note 17.1). The full redemption of the April 2026 Notes and partial redemption of the January 2025 Notes is expected to be concluded on February 16, 2021.

KPMG Cárdenas Dosal, S.C. Manuel Àvila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, México, D.F. Teléfono: +01 (55) 5246 8300 kpmg.com.mx

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

Millions of pesos

Opinion

We have audited the separate financial statements of CEMEX, S.A.B. de C.V. (“the Company”), which comprise the separate statements of financial position as at December 31, 2020 and 2019, the separate statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the unconsolidated financial position of the Company as at December 31, 2020 and 2019, and its unconsolidated financial performance and its unconsolidated cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

“D.R.” © 2016 KPMG Cárdenas Dosal, S.C., la firma mexicana miembro de la red de firmas miembro de KPMG afiliadas a KPMG International Cooperative (“KPMG International”),

una entidad suiza. Impreso en México. Todos los derechos reservados.

Aguascalientes, Ags.	Hermosillo, Son.	Puebla, Pue.
Cancún, Q. Roo.	León, Gto.	Querétaro, Qro.
Ciudad Juárez, Chih.	Mérida, Yuc.	Reynosa, Tamps.
Culiacán, Sin.	Mexicali, B.C.	Saltillo, Coah.
Chihuahua, Chih.	México, D.F.	San Luis Potosí, S.L.P.
Guadalajara, Jal.	Monterrey, N.L.	Tijuana, B.C.

Valuation of the carrying amount of equity accounted investees
The key audit matter	How the matter was addressed in our audit

As discussed in note 13 to the separate financial statements, the equity accounted investees balance as of December 31, 2020 is $350 million Mexican pesos, which represents 84% of the total assets of the Company at such date.

We have identified the valuation of the carrying amount of equity accounted investees as a key audit matter due to the judgment involved in the determination of impairment.

Our audit procedures in this area included, among others, the following:

We have audited the Consolidated financial statements of the Company and issued our audit opinion thereon on this same date. When performing the audit of the consolidated statements we evaluated the analysis of goodwill impairment of the subsidiaries of the Company where we identified a higher risk. We used such analysis to assess if there are triggering events that could be indicative of impairment in the equity accounted investees from a separate financial statement perspective, and if the conclusions of the Company in this regard are appropriate.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company´s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Joaquín Alejandro Aguilera Dávila
C.P.C. Joaquín Alejandro Aguilera Dávila

KPMG Cárdenas Dosal, S.C.

Monterrey, N.L.

February 3, 2021